SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                (AMENDMENT NO. 1)

                                   Verio Inc.
                   -------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                   923433 10 6
                   -------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
                                  -------------
             (Date of Event Which Requires Filing of the Statement)

               Check the appropriate box to designate the rule pursuant to which this schedule is filed:

               [ ] Rule 13d-1(b)

               [ ] Rule 13d-1(c)

               [x] Rule 13d-1(d)


               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 923433 10 6                 SCHEDULE 13G             Page 2 of 6 Pages

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         MCI WORLDCOM, Inc.         58-1521612

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) []

         (b) []
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Georgia

--------------------------------------------------------------------------------
                        5.  SOLE VOTING POWER:            6,338,262 shares
NUMBER OF SHARES       ---------------------------------------------------------
BENEFICIALLY            6.  SHARED VOTING POWER                   0
OWNED BY EACH          ---------------------------------------------------------
REPORTING               7.  SOLE DISPOSITIVE POWER        6,338,262 shares
PERSON WITH            ---------------------------------------------------------
                        8.  SHARED DISPOSITIVE POWER              0

--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,338,262 shares
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                                    []
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.0% See Item 4(b).
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP No. 923433 10 6                 SCHEDULE 13G             Page 3 of 6 Pages

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Brooks Fiber Properties, Inc.               43-1656187

-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) []

         (b) []
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                        5.  SOLE VOTING POWER:            6,338,262 shares
NUMBER OF SHARES       ---------------------------------------------------------
BENEFICIALLY            6.  SHARED VOTING POWER                   0
OWNED BY EACH          ---------------------------------------------------------
REPORTING               7.  SOLE DISPOSITIVE POWER        6,338,262 shares
PERSON WITH            ---------------------------------------------------------
                        8.  SHARED DISPOSITIVE POWER              0

--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,338,262 shares
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                                  []
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.0% See Item 4(b).
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP No. 923433 10 6                 SCHEDULE 13G             Page 4 of 6 Pages

Item 1(a).        Name of Issuer:

                  Verio Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  8005 South Chester Street
                  Suite 200
                  Englewood, Colorado 80112

Item 2(a).        Name of Person Filing:

                  This statement is filed by and on behalf of (a) MCI WORLDCOM, Inc., a Georgia corporation, and (b) Brooks Fiber Properties, Inc., a Delaware corporation.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  MCI WORLDCOM, Inc.
                  500 Clinton Center Drive
                  Clinton, Mississippi 39056

                  Brooks Fiber Properties, Inc.
                  500 Clinton Center Drive
                  Clinton, Mississippi 39056

Item 2(c).        Citizenship:

                  MCI WORLDCOM, Inc.:                   Georgia

                  Brooks Fiber Properties, Inc.:        Delaware

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.001 par value per share

Item 2(e).        CUSIP Number:

                  923433 10 6

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing is a:

                  Not applicable

CUSIP No. 923433 10 6                 SCHEDULE 13G             Page 5 of 6 Pages

Item 4.           Ownership.

                  (a) Amount beneficially owned:

                           6,338,262 shares as of December 31, 1999, including warrants to acquire 1,408,320 shares of Common Stock.

                  (b) Percent of class:

                           8.0%, based on 78,073,811 shares outstanding as of January 19, 2000, as reported by the Issuer in Amendment No. 2 to the Issuer's Registration Statement on Form S-3 (File No. 333-91051), and treating the 1,408,320 shares of Common Stock underlying the warrants as having been issued for purposes of computing this percentage.

                  (c) Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           6,338,262 shares

                  (ii) Shared power to vote or to direct the vote:

                           0 shares

                  (iii) Sole power to dispose or to direct the disposition of:

                           6,338,262 shares

                  (iv) Shared power to dispose or to direct the disposition of:

                           0 shares

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable

CUSIP No. 923433 10 6                 SCHEDULE 13G             Page 6 of 6 Pages

Item 9.  Notice of Dissolution of Group.

                  Not applicable

Item 10. Certification.

                  Not applicable

                  The undersigned hereby agree to jointly file this statement on
Schedule 13G, together with any amendments thereto, with the SEC pursuant to the requirements of Rule 13d-1 under the Securities Exchange Act of 1934, as amended.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          February 17, 2000


                                          MCI WORLDCOM, Inc.


                                           By   /s/ Scott D. Sullivan
                                             -----------------------------------
                                           Scott D. Sullivan
                                           Secretary and Chief Financial Officer



                                         Brooks Fiber Properties, Inc.



                                         By    /s/ Scott D. Sullivan
                                           -------------------------------------
                                           Scott D. Sullivan
                                           Secretary and Chief Financial Officer